Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The FAQs included below were posted to AMR Corporation’s Investor Relations webpage on February 21, 2013.

Frequently Asked Questions for Investors

Important note: The brief answers below are provided for informational purposes only and are not intended to be a substitute for a careful review of the relevant documents, which include the merger agreement and support and settlement agreement which were filed by AMR Corporation with the Securities and Exchange Commission (the “SEC”) as exhibits on Form 8-K/A on February 14, 2013. Documents referenced in this Q&A that we have filed with the SEC are available free of charge at www.sec.gov and on www.aa.com. The brief summaries below are qualified in their entirety by reference to the documents that the company has filed with the SEC and the documents the company expects to file with the SEC in the future, including the combined registration statement and proxy statement of AMR Corporation and US Airways Group, Inc. on Form S-4, and the company’s plan of reorganization to be filed with the U.S. Bankruptcy Court for the Southern District of New York. You are strongly encouraged to consult legal counsel to assist in determining the impact of these filings on your personal circumstances.

1. Why was trading in AMR’s common stock suspended, and why was the AMR common stock delisted from the New York Stock Exchange?

The New York Stock Exchange has specific listing requirements that must be met for a stock to continue trading. In particular, the average closing price of AMR’s common stock fell below the New York Stock Exchange’s continued listing minimum share price standard of $1.00 over a consecutive 30-trading day period. Due to AMR’s Chapter 11 filing, AMR did not oppose the suspension and delisting of these securities.

2. How can I buy or sell shares of AMR’s common stock now that trading has been suspended and the common stock has been delisted from the New York Stock Exchange?

As of Jan. 5, 2012, AMR’s common stock has been quoted on the OTC market with the symbol “AAMRQ”. Stock quotations are available on the OTCQB marketplace. More information is available at otcmarkets.com. Your broker or financial advisor should be able to assist you in buying or selling AMR common stock following its delisting. AMR cannot predict what the ultimate value of any of its securities may be. AMR urges investors to exercise appropriate caution with respect to any existing or future investments in AMR’s securities, and to contact your broker or investment advisor for further information.

3. What value will AMR’s common stock have in the future?

As of Jan. 5, 2012, AMR’s common stock has been quoted on the over-the-counter (OTC) market with the symbol “AAMRQ”. AMR cannot predict what the ultimate value of its securities may be. As a result, AMR urges investors to exercise appropriate caution with respect to any existing or future investments in AMR’s securities. Please contact your broker or investment advisor for further information.

4. How can I buy or sell the 9% Debentures due 2016 and the 7.875% PINES due 2039 after trading is suspended on the New York Stock Exchange?

Any holders of AMR’s 9% Debentures due 2016 (CUSIP 001765AC0) and its 7.875% PINES (Public Income Notes) due 2039 (CUSIP 001765866) should contact their brokers or other investment advisors regarding trading in those securities.

Please note that trading in the securities of companies in Chapter 11 is highly speculative. AMR cannot predict what the ultimate value of its securities may be. As a result, AMR urges investors to exercise appropriate caution with respect to any existing or future investments in AMR’s securities, and to contact your broker or investment advisor for further information.

5. How will the Chapter 11 filing affect the value of AMR bonds?

It is not possible to predict what value, if any, AMR debt securities may ultimately have.

6. Will AMR continue to make interest payments on its bonds?

It is not contemplated that interest will be paid or that interest will continue to accrue on unsecured securities during the Chapter 11 proceedings. More information for holders of debt securities can be found at AA.com/restructuring.

7. Are there special restrictions on trading AMR equity and claims due to AMR’s Chapter 11 filing?

Yes. Please see the Final Court Order Establishing Notification Procedures re Transfers, at:

Final Order Pursuant to 11 U.S.C. §§ 105(a) and 362 Establishing Notification Procedures for Substantial Claimholders and Equityholders and Approving Restrictions on Certain Transfers of Interests in the Debtors’ Estates [Docket No. 890].

As relates to AMR equity, these restrictions generally apply only to persons who own (directly or indirectly) over 14.9 million shares of stock; however, you should consult your broker or investment advisor for further information and review the Court order for more details.

As relates to claims, these restrictions serve to ensure that persons who are or become (directly or indirectly) substantial owners of claims can be required under certain circumstances to sell, prior to the effective date of a chapter 11 plan, all or part of any claims they acquire during the chapter 11 case.

8. Do substantial owners of AMR equity or claims have special notice requirements due to AMR’s Chapter 11 filing?

Yes. For example, substantial owners of AMR equity are required to promptly file a notice disclosing their ownership. Substantial owners of claims may be required to file a notice disclosing their ownership following the filing of a proposed chapter 11 plan and disclosure statement, or possibly earlier if AMR so requests. There may be other notice requirements as well, under certain circumstances. Please see the Final Court Order Establishing Notification Procedures re Transfers, at:

Final Order Pursuant to 11 U.S.C. §§ 105(a) and 362 Establishing Notification Procedures for Substantial Claimholders and Equityholders and Approving Restrictions on Certain Transfers of Interests in the Debtors’ Estates [Docket No. 890].

9. Will AMR continue to issue quarterly financial results or hold quarterly investor conference calls?

AMR began filing monthly operating reports with the Bankruptcy Court on January 31, 2012 and we are posting information on AA.com/restructuring and the Investor Relations section of AA.com during the Chapter 11 reorganization process. We plan to continue to file quarterly and annual reports with the SEC. These SEC filings can be viewed in the Investor Relations section of AA.com. Regular quarterly conference calls will be suspended during the reorganization proceedings.

10. Can a shareholder file a claim with the court for the value paid for shares?

Any questions regarding claims you may or may not have should be directed to your legal advisor.

11. Who can shareholders speak with regarding the future of their investment and whether to hold or sell?

Shareholders should consult with their own professional investment advisor to assess their personal investment situation.

12. Where can investors go for more information?

Key court filings and other information related to AMR’s bankruptcy proceedings are available at amrcaseinfo.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.